Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

						Predecessor
	Year Ended December 31,				Period from May 11, 2005 to December	Period from January 1, 2005 to May
	2009	2008	2007	2006	31, 2005	10, 2005
Earnings
Income (loss) before income taxes	$(10,417)	$(55,449)	$7,989	$(527)	$(12,393)	$(1,072)
Fixed charges (see below)	31,984	35,984	34,974	29,055	21,365	1,942
	$21,567	$(19,465)	$42,963	$28,528	$8,972	$870

Fixed charges
Interest expense (1)	$31,462	$35,405	$34,445	$28,897	$21,293	$1,906
Estimate of interest within rental expense (2)	522	579	529	158	72	36
Total fixed charges	$31,984	$35,984	$34,974	$29,055	$21,365	$1,942

Ratio of Earnings to Fixed Charges (3)	0.67x	—	1.23x	0.98x	0.42x	0.45x

(1)             Interest expense, including amortization of deferred financing costs.

(2)             Represents the portion of operating rental expense (33%) which management believes is representative of the interest component of rent expense.

(3)             Due to our loss for the years ended December 31, 2009, 2008, 2006 and 2005, the coverage ratio was less than 1:1. We would have needed to generate additional earnings of $10.4 million, $55.4 million, $0.5 million and $13.5 million, respectively, to achieve a coverage ratio of 1:1.